UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

HAMILTON BEACH BRANDS HOLDING COMPANY

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T203

(CUSIP Number)

Britton T. Taplin

5910 South University Boulevard, Unit C-18

Greenwood Village, Colorado 80121-2879

(303) 892-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abigail II LLC TAX ID No. 82-2812443
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank F. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of Hamilton Beach Brands Holding Company (the “Issuer”) held by Abigail II LLC, a Colorado limited liability company (“Abigail II”), that appeared in the Schedule 13D filed by the Reporting Persons on November 20, 2020 (the “Initial Filing”) as amended on February 11, 2022 (the “Amendment No. 1” and together with the Initial Filing and Amendment No. 2, the “Filings”). This Amendment No. 2 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 3. Source and Amount of Funds or Other Consideration.

The information provided in the Filings with respect to Item 3 which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

The Class B Common held by the Reporting Persons was primarily acquired on September 29, 2017, when NACCO Industries, Inc., a Delaware corporation (“NACCO”), completed the spin-off of the Issuer to NACCO’s stockholders (the “Spin-off”) and, subsequently thereto, in market purchases and transfers pursuant to estate planning transactions. Immediately following the spin-off, the Issuer became an independent public company.

Prior to the Spin-off, the Members transferred shares of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”) to Abigail II on September 18, 2017, as capital contributions, pursuant to the Abigail II Operating Agreement, in connection with the formation of Abigail II. Immediately following such initial capital contributions, the Reporting Persons held the following ownership interests in Abigail II: Beatrice B. Taplin (98.71%); Theodore D. Taplin (0.43%); Britton T. Taplin (0.43%); and Frank F. Taplin (0.43%).

To effect the spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, which was the close of business on September 29, 2017. For each share of NACCO Class A Common held on September 26, 2017, NACCO distributed one share of Class A Common and one share of Class B Common. Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common”) held on September 26, 2017, NACCO distributed one share of Class B Common and one share of Class A Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the Spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the spin-off, NACCO distributed 6,836,716 shares of Class A Common and 6,836,716 shares of Class B Common to NACCO stockholders.

On November 11, 2020, Beatrice B. Taplin sold 88.71% of her ownership interest in Abigail II, in equal amounts, to Britton T. Taplin and Frank F. Taplin (the “Beatrice Taplin Sale”), pursuant to a purchase agreement, dated November 11, 2020 (the “BT Purchase Agreement”), by and among Thomas E. Taplin Marital Trust, Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998 (f/b/o Frank F. Taplin), filed as Exhibit 3 hereto. Pursuant to the BT Purchase Agreement and as consideration for the Beatrice Taplin Sale, Britton T. Taplin and Frank F. Taplin have each executed a promissory note in favor of the Thomas E. Taplin Marital Trust for the principal amount of $6,822,339.08, providing for annual interest payments and a maturity date of November 11, 2025.

On November 11, 2020, the Theodore D. Taplin Revocable Trust sold 100% of its ownership interest in Abigail II, in equal amounts, to Britton T. Taplin and Frank F. Taplin (the “Theodore Taplin Sale”), pursuant to a purchase agreement, dated November 11, 2020 (the “TDT Purchase Agreement”), by and among Theodore D. Taplin Revocable Trust, Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998 (f/b/o Frank F. Taplin), filed as Exhibit 4 hereto. Pursuant to the TDT Purchase Agreement, the Theodore D. Taplin Revocable Trust received a payment of cash in consideration of its ownership interest in Abigail II.

Immediately following the Beatrice Taplin Sale and the Theodore Taplin Sale, the Reporting Persons held the following ownership interests in Abigail II: Beatrice B. Taplin (10%); Britton T. Taplin (45%); and Frank F. Taplin (45%).

Subsequent to the Spin-off, the Beatrice Taplin Sale and the Theodore Taplin Sale, the Reporting Persons disposed of all shares of Class B Common in swaps under the Stockholders’ Agreement (as defined below), including a series of swaps on June 3, 2022.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 0 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Abigail II Operating Agreement, representing 0.00% of the outstanding Class B Common as of May 31, 2022.

The statements under the heading Abigail II LLC which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Abigail II LLC. Abigail II holds no shares of Class B Common.

The statements under the heading Beatrice B. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Beatrice B. Taplin. Ms. Taplin holds no shares of Class B Common.

The statements under the heading Britton T. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Britton T. Taplin. Mr. Britton Taplin holds no shares of Class B Common

The statements under the heading Frank F. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Frank F. Taplin. Mr. Frank Taplin holds no shares of Class B Common.

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2022

ABIGAIL II LLC

By:	/s/ Britton T. Taplin
Britton T. Taplin
Manager

REPORTING PERSONS

/s/ Britton T. Taplin
Name:	Britton T. Taplin on behalf of himself and as:

Attorney-in-Fact for Marital Trust created by the

    Agreement, dated January 21, 1966, as

    supplemented, amended and restated, between PNC

    Bank and Beatrice Taplin, as Trustees, and Thomas

    E. Taplin, for the benefit of Beatrice B. Taplin

Attorney-in-Fact for Beatrice B. Taplin

Attorney-in-Fact for Frank F. Taplin